[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A
Amendment No. 1

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

The Australian Gas Light Company
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

The Australian Gas Light Company
(Name of Person(s) Furnishing Form)

Fully Paid Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Paul Anthony – Chief Executive Officer
72 Christie Street, St Leonards NSW Australia 2065

Gary Lawler
Gilbert + Tobin
Level 37, 2 Park Street
Sydney NSW Australia 2000
Telephone: +612 9263 4008
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

September 5, 2006
(Date Exchange Offering Commenced)

MELBOURNE:54162.1

Page 1 of 49 pages
Exhibit index is on p. 4

Part I – Information Sent to Security Holders

1. Supplementary Booklet supplementing the Scheme Booklet, dated September 21, 2006

Part II - Information Not Required to be sent to Security Holders

N/A

Part III – Consent to Service of Process

The Australian Gas Light Company has filed, concurrently with the furnishing of the original Form CB, dated September 1, 2006, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

MELBOURNE:54162.2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE AUSTRALIAN GAS LIGHT COMPANY

By: ______________________

Name: PAUL McWILLIAMS

Title: COMPANY SECRETARY

MELBOURNE:54162.1

EXHIBIT INDEX

MELBOURNE:54162.2

Dear Shareholder,

By now you should have received your copy of AGL's Scheme Booklet, which outlines the Recommended Proposal for AGL Shareholders to share in the creation of two new major Australian energy companies – AGL Energy and New Alinta. The Scheme Booklet contains a lot of information, but it is important that you carefully consider its contents prior to the Recommended Proposal being voted on at AGL's Shareholder meeting.

AGL's Shareholder meeting will be held at **10.30am on 6 October at City Recital Hall, Angel Place, Sydney**. A revised notice of meeting is included in the Supplementary Booklet which is enclosed with this letter.

Recommended Proposal - creating enhanced longer-term shareholder value

The Scheme Booklet outlines the details of the two new companies to be created following the merger of the infrastructure businesses of AGL and Alinta Limited and subsequent separation of AGL Energy.

AGL Energy will be one of Australia's leading integrated energy companies and will be 100 per cent owned by AGL Shareholders. The second company, New Alinta, will be the largest energy infrastructure company listed on the Australian Stock Exchange and 44 per cent owned by AGL Shareholders.

The Recommended Proposal will be principally implemented by way of separate AGL and Alinta schemes of arrangement which require the approval of AGL and Alinta Shareholders at separate meetings on 6 October 2006. The approval of the Court will also be required.

It is important that all AGL Shareholders take the opportunity to vote on the Recommended Proposal. If you are not intending to vote in person at AGL's Shareholder meeting please ensure you complete the enclosed proxy form and send it to AGL's Share Registry by no later than 11am on 4 October 2006. Additionally, you can also vote online at www.agl.com.au. If you have already completed a proxy form, your proxy will be authorised to vote on the resolutions in the revised notice of meeting unless you complete the enclosed proxy form or withdraw your proxy form. If on the original proxy form you have appointed an AGL Director as your proxy to vote in favour of the Recommended Proposal, he or she will vote in favour of both resolutions in the revised notice of meeting. **If you intend to vote by proxy, your Directors encourage you to complete and return the enclosed proxy form.**

AGL's Directors **unanimously recommend this proposal** as the best opportunity to create longer-term shareholder value, a view that is also supported by the Independent Expert.

Supplementary Booklet

Enclosed with this letter is a Supplementary Booklet which contains additional information regarding the Recommended Proposal. This includes an amendment to the Scheme of Arrangement, to reflect a change to the consideration payable to AGL Shareholders. Please review it carefully prior to the Recommended Proposal being voted on at AGL's Shareholder meeting on 6 October 2006.

Change in Number of New Alinta Shares Received by AGL Shareholders

If AGL and Alinta Shareholders approve the Recommended Proposal, you will receive shares in the two new companies. For every 100 AGL shares you own at the AGL Scheme Record Date you will receive 100 shares in AGL Energy and 58 shares in New Alinta [1].

The total number of shares you will receive in New Alinta has varied from the original announcement on 26 April 2006 of 63 New Alinta shares for every 100 AGL shares to 58 New Alinta shares for every 100 AGL shares. However, it is important to understand that this variation will not affect the total value of this transaction for AGL Shareholders. It is a consequence of two modifications made since 26 April 2006 to the agreements between AGL and Alinta.

The first modification follows the sale by Alinta of 12 million of approximately 90 million AGL shares that Alinta owned at the time the Recommended Proposal was announced on 26 April 2006. To compensate AGL Shareholders for the lower share ratio which has resulted from that sale, Alinta has agreed that the total debt AGL will assume on completion of this transaction will be approximately $230 million lower than was originally proposed.

The second modification relates to the change in the transaction structure in relation to Gas Valpo, which will now be owned by AGL Energy rather than New Alinta. Whilst the total value of the transaction for AGL Shareholders remains the same, the value of New Alinta owned by AGL Shareholders has reduced by $141 million, with a corresponding increase in the value of AGL Energy. This further described in the Supplementary Booklet.

AGL will effectively be providing less value to Alinta and retaining more assets than was originally envisaged. Consequently, AGL Energy will be worth relatively more in calculating the merger ratio. The net effect for AGL Shareholders is that they can expect to receive the same total value as was originally proposed. However, a higher proportion of that value will now be reflected in their AGL Energy shares than in their New Alinta shares.

New AGL Energy Directors

As part of the planning for the new AGL Energy, it is proposed that two new independent directors – Ms Sandra McPhee and Mr Jerry Maycock – will be appointed to the AGL Energy board. Details of each of the new directors are included in the attached Supplementary Booklet.

Directors' Recommendation

By recommending AGL Shareholders **vote in favour** of the Recommended Proposal, your Board is looking to unlock significant future value for all AGL Shareholders.

Your Directors and I look forward to discussing the Recommended Proposal and the new future it will deliver AGL at the Shareholder meeting on 6 October. In the meantime, please take the time to carefully consider the AGL Scheme Booklet and the enclosed

Supplementary Booklet and if you have any questions about the Recommended Proposal please contact the AGL Shareholder Information Line on 1800 824 522 or +61 2 8280 7012.

Yours sincerely,

Mark Johnson

[1] Participating AGL Shareholders will receive 0.5771 New Alinta Shares for each AGL Share that they hold at the AGL Scheme Record Date. If AGL reinvests any distributions declared by APT prior to the Transaction Implementation Date in the APT distribution reinvestment plan, this fraction will be adjusted upwards, although the amount of the adjustment will not be substantial.

AGL SUPPLEMENTARY SCHEME BOOKLET
THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405

1 WHAT IS THIS DOCUMENT FOR?

This Supplementary Booklet provides you with additional information regarding the Recommended Proposal with Alinta. The information in the Supplementary Booklet relates to matters which have arisen or have changed since the release of AGL's Scheme Booklet dated 29 August 2006 (**Booklet**).

It also describes a consequential proposed amendment to the AGL Scheme of Arrangement, namely to change the meaning of "Net Merger Value", which AGL Shareholders will be asked to approve at the AGL Meetings on 6 October 2006.

You should read this Supplementary Booklet and the Booklet in their entirety before deciding how to vote on the resolutions to be considered at the AGL Scheme Meeting.

To the extent of any inconsistency between the contents of the Booklet and this Supplementary Booklet, this Supplementary Booklet prevails.

If there is a significant change affecting a matter included in this Supplementary Booklet, AGL will make an announcement in relation to the matter to ASX.

None of the matters described below change the AGL Directors' recommendations in relation to the Recommended Proposal. The AGL Directors unanimously recommend that AGL Shareholders vote in favour of the AGL Scheme, as amended in the manner described in Section 2.1 of this Supplementary Booklet.

2 SUPPLEMENTARY DISCLOSURE IN RELATION TO AGL AND AGL ENERGY

2.1 Removal of Gas Valpo from AGL Infrastructure Assets and consequential adjustment to Net Merger Value and Scheme Consideration

(a) Removal of Gas Valpo

AGL and Alinta have agreed that Gas Valpo will not be included in the AGL Infrastructure Assets which will form part of New Alinta following implementation of the Recommended Proposal. Details of this asset are set out in Section 3.3(f) of the Booklet (page 88). Accordingly, following the Transaction Implementation Date, Gas Valpo will now form part of AGL Energy.

As a consequence the Net Merger Value used to calculate the entitlement of AGL Scheme Participants to New Alinta Shares, as set out Schedule 2 of the Merger Implementation Agreement and the definition of "Net Merger Value" in the AGL Scheme of Arrangement, will be reduced by $141 million from the value described in that definition, which reflects the value that AGL and Alinta have given to Gas Valpo in negotiating the Recommended Proposal. The result of this is that the proportion of a New Alinta Share that AGL Shareholders will receive for each AGL Share reduces from 0.6117 (rounded to four decimal places) to 0.5771 (rounded to four decimal places).[1] This means an AGL Shareholder who holds 100 AGL Shares at the AGL Scheme Record Date will receive 100 AGL Energy Shares and 58 New Alinta Shares if the Recommended Proposal proceeds.

As a consequence of excluding Gas Valpo from the assets to be acquired by New Alinta, AGL Shareholders will own approximately 44% of New Alinta, rather than 46% which was the case when the AGL Infrastructure Assets included Gas Valpo.

These arrangements are value neutral for AGL Shareholders because although AGL Shareholders will own a smaller percentage of New Alinta, the value of AGL Energy will increase because it will hold Gas Valpo as an additional asset. The net effect for AGL Shareholders is that they can expect to

[1] If AGL reinvests distributions declared by APT prior to the Transaction Implementation Date in the APT distribution reinvestment plan this fraction will be adjusted upwards, although the amount of the adjustment will not be substantial.

8

receive the same total value as was originally proposed. However, a greater amount of that value will now be reflected in their AGL Energy Shares and a lower amount in their New Alinta Shares.

Relevant Transaction Documents, including the Merger Implementation Agreement, will be amended to reflect the arrangements referred to above.

The parties will also vary the Put Options Deed (referred to on page 163 of the Booklet) so that it relates only to the Wattle Point Interest. This is because a consequence of these revised arrangements is that New Alinta Co will not acquire Gas Valpo such that it will not be in a position to put that asset back to AGL Energy.

Further details of the financial impact of these changes are shown in Section 3.1 of this Supplementary Booklet.

As a result of Gas Valpo forming part of AGL Energy the risks in relation to Gas Valpo specified in Section 5.4(b)(ii) of the Booklet (page 137) will apply to AGL Energy.

(b) Changes to the AGL Scheme of Arrangement and resolutions to be considered at the AGL Meetings

As a consequence of Gas Valpo being excluded from the assets to be transferred to New Alinta, AGL Shareholders are asked to approve an amendment to the AGL Scheme of Arrangement to reduce the "Net Merger Value", as that term is used in the AGL Scheme of Arrangement, by $141 million (being the value of Gas Valpo). Accordingly it is proposed that the definition of Net Merger Value in the AGL Scheme of Arrangement will read:

> **Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

The figure "$2,348 million" in the definition of Net Merger Value in the AGL Scheme of Arrangement annexed to the Booklet was $2,489 million.

A copy of the proposed amended AGL Scheme of Arrangement is attached as Schedule 3.

At the AGL Meetings, AGL Shareholders will be asked to approve two resolutions. The first is to approve the amendment to the AGL Scheme originally proposed in the Scheme Booklet, in the manner described above, and the second is to approve the AGL Scheme as amended. Notices of meeting for the AGL Meetings are enclosed with this Supplementary Booklet. The notice of meeting for AGL Shareholders (other than the Alinta Group) is set out in part 1 of Schedule 4 and the notice of meeting for Alinta GH in its capacity as holder of the Excluded AGL Shares is set out in part 2 of Schedule 4.

Directors recommend that AGL Shareholders vote in favour of both resolutions.

2.2 ATO class ruling

As disclosed in Section 6.2(d) of the Booklet (page 147), the AGL Scheme will become binding on AGL and AGL Shareholders only if certain conditions precedent are satisfied or waived. One of the conditions is that by 8.00am on the Second Court Date, a class ruling (or class rulings) is published by the ATO confirming that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy back of the Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of subdivision 130-C of the Income Tax Assessment Act 1997 (Cth) and that the buy back will not give rise to a dividend for taxation purposes to AGL Shareholders. In this Supplementary Booklet, this condition is referred to as the **ATO Class Ruling Condition**.

The ATO Class Ruling Condition may only be waived with the consent of AGL and Alinta.

The buy back aspect of the Recommended Proposal will be implemented on the Transaction Implementation Date, which is anticipated to be approximately two weeks after the Second Court Date. AGL has been recently informed by the ATO, however, that its policy is not to publish class rulings which include a ruling in respect of a buy back until the buy back has been implemented. Because the ATO Class Ruling Condition requires the ATO to publish the relevant class ruling before the Second Court Date, this has the consequence that unless AGL and Alinta waive the ATO Class Ruling Condition, it will not be possible for this condition to be satisfied.

Although some matters are yet to be resolved, AGL expects that the ATO will issue a draft of the class ruling referred to in the ATO Class Ruling Condition before the AGL Scheme Meeting. Further, AGL has requested an undertaking from the ATO to issue a class ruling, no later than one month after the Transaction Implementation Date, which does not differ materially from the draft class ruling. AGL believes that if such an undertaking is given, the risk of the ATO not issuing a class ruling for the benefit of AGL Shareholders which contains the tax treatment described in Section 8 of the Booklet is low. Greenwoods & Freehills Pty Limited, which provided the taxation report included in Section 8 of the Booklet, has confirmed to AGL that it agrees with this view and a copy of its letter to AGL to this effect is included as Schedule 1 to this Supplementary Booklet.

AGL believes that all material issues raised by the ATO in connection with the class ruling application have been (or will be) addressed by AGL in a way that it expects should be satisfactory to the ATO having regard to the ATO's past practice in matters of this nature, including in relation to AGL's Original Demerger Proposal.

Having regard to the above matters, AGL advises that it intends to waive the ATO Class Ruling Condition prior to the Second Court Date if it has received from the ATO a draft class ruling that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy back of the Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of subdivision 130-C of the Income Tax Assessment Act 1997 (Cth) and that the buy back will not give rise to a dividend for taxation purposes to AGL Shareholders in a form acceptable to AGL.

AGL has requested Alinta to confirm that it will also waive the ATO Class Ruling Condition if the ATO provides AGL with a draft ruling of the type referred to in the above paragraph. Alinta has undertaken to AGL that it will, in these circumstances, waive the ATO Class Ruling Condition.

AGL has similarly undertaken to Alinta that it will waive the condition precedent to the Alinta Scheme relating to the class ruling for Alinta Shareholders prior to the Second Court Date if Alinta has received a draft class ruling from the ATO in a form acceptable to Alinta that scrip for scrip rollover relief will be available for eligible Alinta Shareholders in relation to the Alinta Scheme. Alinta intends to waive that condition precedent in these circumstances.

Notwithstanding the above, there remains a residual risk that the ATO may either not publish a class ruling at all or that the class ruling when published may be materially different from the draft class ruling AGL will have received before the AGL Scheme Meeting. The potential consequences for AGL Shareholders in either of these circumstances are set out in the letter from Greenwoods & Freehills Pty Limited included as Schedule 1 to this Supplementary Booklet.

2.3 AGL Energy Directors

As part of the planning for the establishment of AGL Energy, it is proposed that two additional independent directors will be appointed to the AGL Energy Board. Sandra McPhee and Jeremy Maycock will become directors of AGL Energy, subject to the AGL Scheme becoming effective.

Sandra McPhee
Independent Director

Ms McPhee brings to AGL Energy a wealth of experience in marketing and brand management gained in senior roles at Qantas Limited and as a current Non-Executive Director at Coles Myer Ltd,

10

Australian Postal Corporation, Perpetual Limited, the Art Gallery of New South Wales and St Vincent's & Mater Health Sydney Limited.

Jeremy Maycock
Independent Director

Mr Maycock is the Managing Director and Chief Executive Officer of Hastie Group Limited, a position he has held since 2004. He previously held a number of senior management positions at Holcim Ltd, a world leading construction materials company. Mr Maycock had been nominated as a director of AGL's infrastructure business under AGL's Original Demerger Proposal.

2.4 Interruption to PNG oil production

Following a small oil spill that took place at the Kumul Marine Terminal in PNG on 9 August 2006, a restriction on oil loading operations was imposed by the PNG Department of Petroleum and Energy. Loading operations recommenced on 30 August 2006. The incident was reported to ASX by the operator, Oil Search.

These restrictions, and other minor weather related production deferrals, have resulted in AGL Energy's share of oil liftings being 0.155 million bbl below forecast for the two months ended 31 August 2006 and therefore a reduction in AGL Energy's forecast pro-forma EBIT of approximately $10 million for the year ending 30 June 2007. This forecast EBIT reduction is consistent with the sensitivity analysis presented in Section 2.10(a) of the Booklet (page 75). Further details of the financial impact of this matter are shown in Section 3.1 of this Supplementary Booklet.

There has been no change to AGL Energy's anticipated share of PNG oil reserves.

3 SUPPLEMENTARY FINANCIAL INFORMATION IN RELATION TO AGL ENERGY

3.1 Updated financial information on AGL Energy

This Section contains an update of the following key financial information for AGL Energy to reflect the events referred to in Sections 2.1 and 2.4:

- pro forma financial forecast for AGL Energy for the year ending 30 June 2007;
- forecast of the dividend to be received by AGL Shareholders who retain their AGL Shares at the time of entitlement to the Transaction Dividend and their shares in both AGL Energy and New Alinta at the time of entitlement to dividends relating to the period to 30 June 2007; and
- the AGL Energy pro forma summary balance sheet as at 30 June 2006.

Figure 1: AGL Energy income statement

EBITDA	738	(14)	22	746
EBIT	568	(10)	15	573
Profit after tax	**312**	**(4)**	**13**	**321**
EPS (cents)	**77.6**	**(1.0)**	**3.2**	**79.8**

Note:

1 Refer Figure 2.13 in Section 2.6 of the Booklet (page 71).

11

Figure 2: AGL Shareholder dividend forecast

[illegible]	[illegible]	[illegible]
AGL	25.5	25.5
AGL Energy	34.2	35.4
New Alinta [2]	20.3	19.1
Total	**80.0**	**80.0**

Notes:

1. Refer to page 25 in Part 1 of the Booklet.
2. The dividends following implementation of the Recommended Proposal assume a Transaction Implementation Date of 25 October 2006 and are calculated based on AGL Energy and New Alinta forecasts contained in the Booklet and this Supplementary Booklet.

Figure 3: AGL Energy pro forma revised balance sheet summary

[illegible]	[illegible]	[illegible]	[illegible]
Funds employed	4,496	152	4,648
Net debt	(1,281)	-	(1,281)
Net assets	**3,215**	**152**	**3,367**

Note:

1 Refer Figure 2.6 in Section 2.4 of the Booklet (pages 51 and 52).

3.2 Updated review statements

The Independent Reviewer of Directors' Forecasts has confirmed that, based on its review of the supplementary financial information contained in this Supplementary Booklet, nothing has come to its attention which causes it to withdraw or require any change to the statements made by it in the Independent Review of Directors' Forecasts contained in Annexure E to the Booklet.

The Investigating Accountant has reviewed the AGL Energy pro forma revised balance sheet summary at Figure 3 above (**Revised Balance Sheet**) and based on its review, which is not an audit, has confirmed that nothing has come to its attention which causes it to believe that the Revised Balance Sheet does not present fairly the pro forma funds employed, pro forma net debt and pro forma net assets of AGL Energy as at 30 June 2006 in accordance with the recognition and measurement principles described in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the year ended 30 June 2006.

3.3 Management and statutory reporting forecast reconciliation

The financial forecasts presented in the Booklet reflect AGL Energy's internal management reporting allocations and incorporate a wholesale energy transfer price between Merchant Energy and Retail Energy. AGL has received a number of questions in relation to the reconciliation of the pro forma information for the year ended 30 June 2006 included in Section 2.6 of the Booklet to the published statutory results for that period. In response to these questions Figure 4 sets out a reconciliation of the information in the Booklet against the statutory results for the year ended 30 June 2006 and for the year ending 30 June 2007. This information does not change AGL Energy's total results.

Figure 4: Wholesale energy transfer price impact on EBIT

[illegible]	[illegible]	[illegible]
Retail Energy		
Pro forma forecast	192	196
Wholesale energy transfer price	71	81
Statutory report	263	277
Merchant Energy		
Pro forma forecast	218	348
Wholesale energy transfer price	(71)	(81)
Statutory report	147	267

4 SUPPLEMENTARY DISCLOSURE IN RELATION TO ALINTA AND NEW ALINTA

4.1 Takeovers Panel and Federal Court Proceedings relating to APT

(a) Takeover Panel proceedings

As noted in Section 3.2(d) of the Booklet (page 83), APT made an application to the Takeovers Panel (**initial Panel**) in relation to the acquisitions of units in APT by Alinta from 16 to 22 August 2006. The APT units the subject of the Takeovers Panel proceedings constitute approximately 10.2% of the issued capital of APT. APT sought a declaration of unacceptable circumstances and certain orders.

On 3 September 2006, the initial Panel made a declaration of unacceptable circumstances in relation to this acquisition.

The initial Panel also made orders on 7 September 2006 to the effect that (among other things):

(i) the APT units so acquired by Alinta be vested in ASIC, for ASIC to appoint an investment bank or licensed seller (**Appointed Seller**) to sell them (by bookbuild or into an unconditional takeover bid) and account to Alinta for the net proceeds of sale; and

(ii) Alinta not acquire any further APT units until completion of the sale or the Panel orders otherwise.

These orders expressly provide that Alinta is not prevented from making a takeover bid for all APT units. On 5 September 2006, following the making of the declaration of unacceptable circumstances, Alinta applied to the Panel (**Review Panel**) for review of the decision. The orders referred to in (i) above were stayed pending this review. On 20 September 2006, the Review Panel revoked the initial Panel's declaration of unacceptable circumstances, and replaced it with its own declaration of unacceptable circumstances. The Review Panel sought submissions from the parties on orders.

If the Review Panel makes orders similar to those of the initial Panel, and the Appointed Seller sells the APT units in accordance with the initial Panel's orders, Alinta may incur a loss on that sale. The amount of any loss is uncertain. If Appointed Seller were to sell units by bookbuild, it is likely that the units would be sold for a price less than current market prices. However, if a person were to make an unconditional takeover bid for APT, the Appointed Seller may choose to sell the units into that unconditional takeover bid.

If the APT units were sold at the closing sale price on ASX on 20 September 2006 of $4.80 Alinta would incur a loss of approximately $3.6 million.

(b) Federal Court proceedings

On 6 September 2006, APT made application to the Federal Court seeking relief including:

- (i) a declaration that Alinta's acquisitions of APT units, referred to in Section 4.1(a) above were in contravention of section 606 of the Corporations Act; and
- (ii) orders requiring divestment of all such units by Alinta.

Alinta is of the view that the acquisitions did not contravene the Corporations Act, and intends to vigorously defend the claim.

No date has yet been set for a hearing of the matter.

4.2 Proposed New ACCC Undertakings and intentions regarding APT

(a) Australian Pipeline Trust (APT)

As noted in Section 7.9 of the Booklet (page 166), the ACCC announced that it will not oppose the proposed acquisition by Alinta of the AGL Infrastructure Assets, after accepting undertakings from Alinta pursuant to section 87B of the Trade Practices Act. Broadly speaking, among other things, these undertakings oblige Alinta to divest any interest it holds in APT and in the responsible entity of APT, Australian Pipeline Limited (**APL**), after a specified period, if the Recommended Proposal is implemented. The undertakings apply to all of Alinta's interest in APT and any further interest that it may acquire. Furthermore, there are certain ringfencing and hold separate obligations in the undertakings which apply in relation to APT until divestiture of the interest has occurred.

The undertakings are described in more detail in Section 7.9 of the Booklet and are subject to any variation to which the ACCC consents.

Alinta has requested the ACCC to commence a public review of a proposal relating to its acquisition of units in APT. The proposal involves Alinta giving new undertakings which would, in effect, replace the existing undertakings. In broad terms, the draft new undertakings provide that Alinta must divest its interest in APT and APL, unless, before a specified date, APT ceases to have material interests in the MSP, the Parmelia Pipeline and GasNet. The draft new undertakings allow Alinta to nominate certain persons to the Board of APL. Hold separate and ringfencing obligations would apply until either the interests in the MSP, the Parmelia Pipeline and GasNet are divested or the interests in APT and APL are divested.

A copy of the draft proposed new undertakings may be obtained from the ACCC's website (http://www.accc.gov.au) or by calling the Alinta Information Line on 1800 605 793 (within Australia) or +61 3 9415 4313 (outside Australia).

The ACCC is currently conducting a public consultation process in relation to the proposed new undertakings.

(b) Agility-APT (MSP and Parmelia) Contracts

Under the existing undertakings referred to above, Alinta will be required to divest the Agility-APT (MSP and Parmelia) Contracts following completion of the Recommended Proposal unless otherwise notified by the ACCC by a specified date. (The Agility-APT (MSP and Parmelia) Contracts are currently held by Agility, a wholly-owned subsidiary of AGL.) Specifically, the existing undertakings provide that the ACCC may relieve Alinta of its obligation to divest its interest in the Agility-APT (MSP and Parmelia) Contracts.

Similar commitments by Alinta are proposed in the draft new undertakings. The ACCC is currently conducting market inquiries to determine whether the Agility-APT (MSP and Parmelia) Contracts should be divested following implementation of the Recommended Proposal.

(c) Alinta's intentions regarding APT

A range of possibilities in relation to APT remain open to Alinta, including the possibility that Alinta or New Alinta will decide to make a takeover bid for APT. However, Alinta has not decided on any particular course of action at this time.

Alinta has made the requests of the ACCC referred to above with a view to Alinta retaining its existing holding of 10.2% of APT units and any interest the New Alinta Group may acquire if the Recommended Proposal is implemented, subject to the terms of the draft new undertakings, and more broadly to ensure that Alinta and New Alinta have maximum flexibility in relation to their interests in APT if the Recommended Proposal is implemented.

Alinta's ability to retain the 10.2% holding is subject to any orders the Review Panel or Federal Court may make, as mentioned in Sections 4.1(a) and (b).

The estimated earnings impact of Alinta acquiring further APT units was set out in Section 4.5(f) of the Booklet. This sensitivity was not able to take account of the impact of APT acquiring GasNet, under the terms of the takeover bid announced by APT for GasNet on 22 August 2006 (**GasNet Offer**), which has been unanimously recommended by the GasNet directors, nor the impact of the proposed new ACCC undertakings referred to above.

Should Alinta or New Alinta choose to make a takeover bid for APT, the estimated potential impact on New Alinta, under a specific set of acquisition scenarios, is set out below. These have been prepared by the Alinta Directors in order to provide shareholders with an indication of the potential financial impact of such a decision, should such a decision be made.

Assumptions

In forecasting the impact on New Alinta, the Alinta Directors have made the following assumptions:

- The forecast APT results (including GasNet) for the year ending 31 December 2007 have been prepared based on publicly available information and adjusted for estimated seasonality impacts to align to Alinta's year end of 31 December;
- APT acquires all of the stapled securities of GasNet under the terms of the GasNet Offer;
- AGL's existing interest in APT units has been diluted to 26.1% (previously 30%) as a result of AGL not participating in APT's capital raising announced on 31 August 2006;
- The additional APT units would be acquired at an assumed value of $5.00, being the maximum price paid by Alinta for the 10.2% interest acquired by Alinta over the period from 16 August to 22 August 2006. The consideration for the acquisition would either be cash or New Alinta shares of equivalent value;
- The assumed acquisition date of APT is 1 January 2007;
- Interest on the acquisition financing (in a cash bid scenario) is assumed to be at an effective rate of 6.8%; and
- No potential cost savings and/or synergy benefits have been assumed to occur following New Alinta gaining control of APT.

Estimated 31 December 2007 NPAT

The forecast impact on New Alinta's NPAT is shown in Table 1 below. The table illustrates the impact of New Alinta holding an interest of either 55% (**55% Case**) or 100% (**100% Case**) in APT units, ie where it holds additional interests of 25% or 70% beyond those reflected in NPAT shown in Figure 4.1 of the Booklet.

Table 1 – Forecast impact on New Alinta NPAT for increasing total ownership levels to 55% and 100%

	55% Case NPAT	100% Case NPAT
Scrip Bid by New Alinta	Increase in NPAT of $1 - 6 million (net of outside equity interests (OEI))	Increase in NPAT of $20 – 27 million
Cash Bid by New Alinta	Decrease in NPAT of $10 – 15 million (net of OEI)	Decrease in NPAT of $22 - 29 million

This financial analysis assumes that APT continues to own the MSP, Parmelia Pipeline and GasNet. Preliminary analysis undertaken by Alinta indicates that should APT decide to divest all three of these assets (and assuming there is no gain or loss on disposal) the impact on earnings per share for New Alinta shareholders in the forecast period would be positive.

Estimated 30 June 2006 Balance Sheet Impact

The estimated forecast impact on New Alinta's consolidated net assets is shown in Table 2 below. The table illustrates the consolidated net assets impact of New Alinta acquiring APT units under a 55% Case or a 100% Case, ie where it holds additional interests of 25% or 70% beyond those reflected in the net assets shown in Figure 4.10 of the Booklet.

Table 2 - Forecast impact on Net Assets for increasing total ownership levels to 55% and 100%

	55% Case	100% Case
Scrip Bid by New Alinta	Increase in net assets of $311 million (net of OEI)	Increase in net assets of $1,041 million
Cash Bid by New Alinta	Nil (additional acquired net assets of $470 million (net of OEI) and corresponding additional acquisition borrowings of $470 million)	Nil (additional acquired net assets of $1,200 million and corresponding additional acquisition borrowings of $1,200 million)

Shareholder Composition

The composition of New Alinta shareholders in the event that New Alinta makes a scrip bid for APT under each of the 55% Case and 100% Case, using the same share prices for Alinta, New Alinta and AGL shares which were used to determine the share exchange ratio for the Alinta Scheme and the AGL Scheme, is shown in Table 3 below. The composition of shareholders shown below in the "no scrip bid" case includes the impact of changes arising from Gas Valpo being excluded from the AGL Infrastructure Assets, as described in Section 2.1 of this Supplementary Booklet.

Table 3 – Potential Composition of New Alinta Shareholders

	Alinta Shareholders	AGL Shareholders	APT Unitholders
No scrip bid case	56	44	n/a
55% Case	53	42	5
100% Case	47	37	16

Dividend Impact

The acquisition of additional APT units under either the 55% Case or the 100% Case, using the assumptions above, will not impact the estimated dividends per New Alinta share disclosed in the Booklet.

16

4.3 Dispute with ACCC regarding the Dampier to Bunbury Gas Pipeline

On 14 September 2006, the ACCC made an application to the Federal Court.

The application relates to undertakings in relation to the acquisition and operation of the Dampier to Bunbury Natural Gas Pipeline (**DBNGP**) which were given by Alinta (and others) to the ACCC on 22 October 2004 pursuant to section 87B of the Trade Practices Act (**DBNGP Undertaking**).

The ACCC has alleged that the secondment of an Alinta employee, and that employee's alleged involvement in commercial negotiations between DBNGP Holdings Pty Ltd (and/or, other companies) and shippers on the DBNGP, is in breach of the DBNGP Undertaking.

The ACCC has, among other things, sought:

(i) declarations in relation to the alleged conduct;

(ii) an order directing Alinta to comply with the DBNGP Undertaking;

(iii) an order for Alinta to terminate the employee's secondment;

(iv) an order for payment to the Commonwealth in relation to any financial benefit it has obtained and that is reasonably attributable to the alleged breach; and

(v) such orders as the Federal Court considers appropriate for the compensation of any other person who suffered loss or damage as a result of the alleged breach of the DBNGP Undertaking.

Alinta is considering the allegations made by the ACCC.

The DBNGP Undertaking allows staff of AAM (a wholly owned subsidiary of Alinta) to be involved in commercial negotiations between DBNGP Holdings Pty Ltd (and/or DBNGP (WA) Transmission Pty Ltd) and shippers on the DBNGP. Alinta staff (other than AAM staff) generally cannot be involved in such negotiations.

Alinta believes that it did not obtain a commercial gain, nor that there has been any anti-competitive effect, as a result of the matters the subject of the ACCC's allegations.

4.4 Dispute with ESC

In Section 3.2(a)(i) of the Booklet (page 78), it is noted that Alinta is in dispute with the ESC. Proceedings have been commenced by Alinta Asset Management Pty Ltd (**AAM**) in the Supreme Court of Victoria regarding whether or not AAM is required to be licensed under section 22 of the *Gas Industry Act 2001* (Vic) and whether AAM is required to comply with the Gas Code arising out of the services provided by it in connection with the Multinet gas distribution network. The matter is at a preliminary stage and has not been set a hearing date.

4.5 Options granted by Alinta

Section 6.2(b)(iv)(B) of the Booklet (page 146) refers to certain option deeds entered into by members of the Alinta Group in respect of a total of 12 million AGL Shares (**Option Shares**). All the option holders have exercised their rights to call for the Option Shares and, accordingly, the Option Shares have been sold and transferred to the option holders.

4.6 Growth Opportunities

Section 3.4(b) of the Booklet (page 88) states that a key element of Alinta's strategy is the pursuit of new growth opportunities. At any one time, Alinta will typically have several transactions at various stages of consideration which may or may not come to fruition. Alinta is currently participating in the

17

competitive bid process being conducted by the Queensland Government in relation to the Allgas distribution network business in South East Queensland and Northern New South Wales. Bids must be lodged before the date of the Scheme Meetings.

In addition, Alinta is participating, or considering participating, in bid processes for other assets where final bids are not due in until after the expected Effective Date for the AGL Scheme (11 October 2006). Alinta has not yet made a decision whether to submit a final bid in respect of any of these other possible acquisitions. If Alinta does lodge a bid in respect of future acquisitions (ie after the Effective Date for the AGL Scheme), there is no certainty that it will be successful having regard to the competitive nature of these processes.

An area which Alinta has previously investigated, and which remains of significant ongoing interest, is water infrastructure assets in the United Kingdom.

As stated in the Booklet (page 89), any further acquisitions will be funded by the assumption of additional debt and, for substantial transactions, an issue of securities. Any issue of securities is likely to be made by way of placement, pro rata rights issue to existing shareholders, or by a combination of the two. If the Recommended Proposal is approved and takes effect, any issue of securities to fund these possible acquisitions will necessarily occur at the New Alinta level.

5 INDEPENDENT EXPERT

Grant Samuel, the Independent Expert, has reviewed the additional information in this Supplementary Booklet and confirmed that its opinion, namely that the Recommended Proposal is in the best interests of AGL Shareholders, has not changed. A letter from Grant Samuel in this regard is attached as Schedule 2.

6 ADDITIONAL INFORMATION

6.1 Preparation of, and responsibility for, this Supplementary Booklet

Except as outlined below, this Supplementary Booklet has been prepared by AGL and the AGL Board as at the date of this Supplementary Booklet and AGL and those directors are responsible for this Supplementary Booklet.

The last sentence of the second and third final paragraphs in Section 2.2, the statements and information in Section 4 and the information relating to New Alinta in the column entitled "Previous forecast" in Figure 2 in Section 3 are Alinta Information which means that they have been prepared by Alinta and provided to AGL for inclusion in this Supplementary Booklet to enable the Booklet and this Supplementary Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and ASIC Policy Statements 60 and 142.

Alinta is responsible for the Alinta Information and no member of the AGL Group (including for the avoidance of doubt, AGL Energy and its Subsidiaries) has verified the Alinta Information and accordingly disclaims responsibility and liability for the Alinta Information.

6.2 Voting

As stated in the Booklet, AGL Shareholders can vote by:

- attending the AGL Scheme Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

- by appointing a proxy to attend the AGL Scheme Meeting and vote on their behalf.

Further details in relation to appointing a proxy are included in the Notice of AGL Scheme Meeting in part 1 of Schedule 4 to this Supplementary Booklet.

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy form appoints the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL Director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the AGL Meetings and do not want to change your instructions, the AGL Directors encourage AGL Shareholders to lodge a new proxy for the AGL Scheme Meeting giving specific instructions for both resolutions to be considered at the meeting. A new proxy form including reference to both the resolutions which will now be proposed to the AGL Scheme Meeting is included with this Supplementary Booklet.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

6.3 Consent

(a) Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this Supplementary Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Supplementary Booklet in the form and context in which it is included and to all references in this Supplementary Booklet to that information in the form and context in which they appear:

- Grant Samuel – to be named as the Independent Expert and to the inclusion of the letter in Schedule 2 and other statements in this Supplementary Booklet said to be based on statements made by Grant Samuel;
- Greenwoods & Freehills Pty Limited - to be named as tax advisor and to the inclusion of the letter contained in Schedule 1 and other statements in this Supplementary Booklet said to be based on statements made in that letter or the taxation report contained in Section 8 of the Booklet;
- Alinta – as to the inclusion in this Supplementary Booklet of the additional Alinta Information contained in the Supplementary Booklet and the statements in Section 6.1 of this Supplementary Booklet;
- Deloitte Corporate Finance – to be named as the Independent Reviewer of Directors' Forecasts and to the inclusion of statements in this Supplementary Booklet said to be based on statements made by Deloitte Corporate Finance; and
- Deloitte Touche Tohmatsu – to be named as the Investigating Accountant and to the inclusion of statements in this Supplementary Booklet said to be based on statements made by Deloitte Touche Tohmatsu.

(b) Disclaimers of responsibility

Each person named in Section 6.3(a):

- has not authorised or caused the issue of this Supplementary Booklet;

- does not make, or purport to make, any statement in this Supplementary Booklet or any statement on which a statement in this Supplementary Booklet is based other than a statement included in this Supplementary Booklet with the consent of that person; and

- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Supplementary Booklet, other than a reference to its name and any statement or report which has been included in this Supplementary Booklet with the consent of that person.

6.4 Purpose of this Supplementary Booklet

The purpose of this Supplementary Booklet is to provide information to AGL Shareholders, in accordance with Part 5.1 of the Corporations Act, about significant new matters that have arisen or changed since the Booklet was lodged for registration by ASIC on 29 August 2006. This Supplementary Booklet supplements the Booklet and, together with the Booklet, is the explanatory statement required by Part 5.1 of the Corporations Act in relation to the AGL Scheme.

This Supplementary Booklet is issued by The Australian Gas Light Company ACN 052 167 405.

6.5 Role of ASIC and ASX

A copy of this Supplementary Booklet has been examined and registered by ASIC for the purposes of section 412(6) of the Corporations Act. A copy of this Supplementary Booklet has been lodged with ASX. Neither ASIC, ASX nor any of their officers take any responsibility for the contents of this document.

6.6 Investment decisions

This Supplementary Booklet does not take into account the investment objectives, financial situation or particular needs of any AGL Shareholder or any other person. This Supplementary Booklet should not be relied upon as the sole basis of any investment decision in relation to AGL Shares, AGL Energy Shares, New Alinta Shares, Converting Shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

6.7 Defined terms

Unless otherwise provided, any capitalised terms used in this Supplementary Booklet have the meaning given to them in the Booklet.

6.8 Date

This Supplementary Booklet is dated 21 September 2006.

Schedule 1

Greenwoods & Freehills Pty Limited Letter

21

Greenwoods & Freehills

20 September 2006

Doc no Greenwoods\003744734

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Scheme of Arrangement
Supplementary Scheme Booklet

The Australian Gas Light Company ("**AGL**") has asked us to set out our views on the implications of the Australian Taxation Office ("**ATO**") not issuing the requested Class Ruling for AGL Shareholders in respect of the AGL Scheme prior to the scheme being implemented.

Capitalised terms not defined in this letter have the meaning given to them in the Booklet.

1 Background

One of the conditions which must be satisfied before the AGL Scheme can be implemented is that a class ruling be published by the ATO confirming the Australian tax treatment of AGL Shareholders.

This week, the ATO advised AGL that it will not publish the class ruling requested for the AGL Shareholders until after the AGL Scheme is implemented. Although some matters are yet to be resolved, AGL expects that the ATO will issue a favourable draft class ruling prior to the AGL Scheme Meeting.

AGL has asked the ATO to undertake, in the event that the draft class ruling is favourable, to issue no later than one month after the Implementation Date a class ruling which does not differ materially from the draft class ruling.

2 Our view

In our view:

- The ATO does appear to have developed a practice, in relation to buy-back transactions, of not issuing a finalised class ruling before the transaction has been implemented. It appears that the practice has developed in order that all relevant details (ie, dates and amounts) can be recorded in the finalised class ruling. Although the conversion of the New Alinta Convertible Shares should involve no dividend component (thus is akin to a capital reduction), the conversion is effected by a buy-back and falls within the scope of the ATO practice.

- A number of recent significant buy-backs undertaken by public companies (eg, Coles Myer Limited, BHP Billiton Limited and St George Limited) have been implemented before a finalised class ruling was issued. That is, these buy-backs proceeded on the basis of a draft class ruling.
- Although a draft ruling is not binding on the ATO, we are not aware of any cases where the analysis and conclusions contained in a finalised class ruling differ materially from those in the draft class ruling issued in respect of the relevant transaction.

Accordingly, if the ATO provides the requested undertaking, then in our view the risk of the ATO not issuing a class ruling for the benefit of AGL shareholders which confirms the tax treatment described in Section 8 of the AGL Scheme Booklet is low.

3 Alternative scenarios

However if, contrary to our view, the ATO does not ultimately issue a favourable class ruling and the AGL Scheme is implemented, eligible AGL Shareholders will not have the comfort that the tax treatment set out in Section 8 of the AGL Scheme Booklet will apply.

That is, without the requested class ruling, the ATO would not be legally bound to assess AGL Shareholders on the following basis:

- CGT rollover relief is available for eligible AGL Shareholders in relation to the exchange of AGL Shares for New Alinta Ordinary Shares and Converting Shares under the AGL Scheme.

  In the absence of CGT rollover relief, eligible AGL Shareholders who acquired their AGL Shares after 19 September 1985 would make a capital gain to the extent that the market value of the New Alinta Ordinary Shares and Converting Shares they receive exceeds the AGL Shareholder's cost base in their AGL Shares.
- No part of the market value of the AGL Energy Shares received by eligible AGL Shareholders is determined under capital streaming anti-avoidance provisions to be an (assessable) unfranked dividend.
- CGT rollover relief is available for eligible AGL Shareholders on conversion of their Converting Shares into AGL Energy Shares.

  The non-availability of CGT rollover relief would only have material tax consequence for eligible AGL Shareholders if the CGT rollover in relation to the exchange of shares under the AGL Scheme were available. In that case, eligible AGL Shareholders who choose for CGT rollover relief to apply to the exchange of shares would make a taxable capital gain to the extent the market value of the AGL Energy Shares they receive exceeds their cost base for the Converting Shares they receive under the AGL Scheme (ie, the proportion of the cost base of their AGL Shares that can reasonably be attributed to the Converting Shares).

*   *   *   *   *

Yours sincerely

GREENWOODS & FREEHILLS PTY LIMITED

per:

Schedule 2

Grant Samuel letter

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2004
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

21 September 2006

The Directors
The Australian Gas Light Company
AGL Centre
72 Christie Street
St Leonards NSW 2065

Dear Directors

Proposed Transaction

We refer to the AGL Supplementary Scheme Booklet dated 21 September 2006 setting out information on matters which have arisen or changed since the release of the AGL Scheme Booklet dated 29 August 2006. Specifically, the additional information (using terms as defined in Grant Samuel's independent expert's report dated 28 August 2006) encompasses the following matters:

AGL and New AGL

- removal of GasValpo from AGL Infrastructure and consequential adjustment to net merger value;
- status of the ATO class ruling condition;
- proposed additional New AGL directors;
- interruption to PNG oil production; and
- supplementary financial information in relation to New AGL being updated financial information on New AGL (reflecting PNG oil production interruption and revised treatment for GasValpo) and management and statutory reporting forecast reconciliation.

Alinta and New Alinta

- Alinta's intentions regarding APT;
- proposed new ACCC undertakings in relation to APT and the Agility contracts for MSP and PGP;
- Takeovers Panel and Federal Court proceedings relating to APT;
- the exercise of call options granted by Alinta over 12 million shares in AGL;
- update in relation to growth opportunities;
- dispute with ACCC in relation to the Dampier Bunbury Natural Gas Pipeline; and
- dispute with Essential Services Commission in relation to licensing of Alinta Asset Management.

Grant Samuel has considered this additional information and the implications for AGL shareholders in so far as it has an impact on or consequences for the Proposed Transaction. On the basis of material provided by AGL and Alinta, Grant Samuel confirms that the additional information set out in the AGL Supplementary Scheme Booklet would have no impact on its opinion in relation to the Proposed Transaction. Grant Samuel remains of the view that the Proposed Transaction is in the best interests of AGL shareholders.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

Schedule 3

Proposed amended AGL Scheme of Arrangement

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

Date:

Parties

1 **The Australian Gas Light Company ACN 052 167 405** of 72 Christie Street, St Leonards, NSW, 2065 (**AGL**)

2 **The holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company**

Recitals

A AGL is a public company incorporated in the State of New South Wales. It is admitted to the official list of ASX and AGL Shares are quoted on the stock market conducted by ASX.

B AGL has 455,910,464 AGL Shares on issue.

C Alinta Group holds the Excluded AGL Shares and will continue to hold those shares as at the Effective Date.

D AGL Energy is a company incorporated in the State of New South Wales. It is a wholly owned subsidiary of AGL.

E New Alinta Co and New Alinta Co Sub, a wholly owned subsidiary of New Alinta Co, are companies incorporated in the State of Victoria.

F AGL, AGL Energy, Alinta and New Alinta Co have entered into the Merger Implementation Agreement and the Transaction Implementation Deed pursuant to which, among other things, AGL has agreed to propose and subject to the satisfaction of certain conditions implement this Scheme and Alinta has agreed to propose and subject to the satisfaction of certain conditions implement the Alinta Scheme. New Alinta Co Sub is a party to the Transaction Implementation Deed.

G If this Scheme becomes effective, then:

(a) the Scheme Shares will be transferred to New Alinta Co Sub;

(b) New Alinta Co will provide the Scheme Consideration to the Scheme Participants;

(c) New Alinta Co will undertake the Buy Back of all New Alinta Co Converting Shares; and

(d) AGL Energy will allot and issue AGL Energy Shares to the Scheme Participants (or to the Nominee in respect of Scheme Participants who are Ineligible Overseas AGL Shareholders) by way of consideration for the Buy Back of the New Alinta Co Converting Shares, each step to be taken in accordance with the provisions of this Scheme.

H AGL Energy has entered into the AGL Energy Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under this Scheme, the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

I New Alinta Co has entered into the New Alinta Co Deed Poll for the purpose of covenanting in favour of the Scheme Participants and the Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme (as the case may be), the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

J AGL has procured or proposes to procure that the Nominee covenants in favour of Scheme Participants and Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme in accordance with the Nominee Deed Poll.

The parties agree

1. Definitions and interpretation

1.1 Definitions

In this Scheme, unless the contrary intention appears or the context requires otherwise:

AGL Board means the board of directors of AGL from time to time.

AGL Constitution means the constitution of AGL.

AGL Directors means the directors of AGL as at the date of the Booklet.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Energy Deed Poll means the deed poll dated 28 August 2006 executed by AGL Energy in favour of the Scheme Participants (subject to any amendments permitted by its terms).

AGL Energy Share means a fully paid ordinary share in the capital of AGL Energy.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Shareholder means a person who is registered in the AGL Share Register as the holder of AGL Shares.

Alinta means Alinta Limited ACN 087 857 001.

Alinta Group means Alinta and its Subsidiaries.

Alinta Scheme means the scheme of arrangement between Alinta and its shareholders made under section 411 of the Corporations Act 2001 (Cth) dated on or about the date of this Scheme, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Alinta Scheme Consideration means "Scheme Consideration", as that term is defined in the Alinta Scheme.

Alinta Scheme Participant means "Scheme Participant", as that term is defined in the Alinta Scheme.

Alinta Scheme Shares means "Scheme Shares", as that term is defined in the Alinta Scheme.

Alinta Share Register means the register of Alinta shareholders maintained under section 169 of the Corporations Act.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASX means the Australian Stock Exchange Limited ABN 98 008 624 691.

Booklet means the booklet dated 29 August 2006 approved by the Court under section 411(1) of the Corporations Act for distribution to AGL Shareholders explaining the Scheme and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Scheme.

Business Day means a business day as defined in the Listing Rules.

Buy Back means the buy back, in accordance with clause 3.2, of all the New Alinta Co Converting Shares in consideration for the issue of AGL Energy Shares.

Buy Back Agreement means the agreement of that name between New Alinta Co, AGL Energy and the holders of New Alinta Co Converting Shares to be entered into under and in accordance with the constitution of New Alinta Co.

Buy Back Participant means the New Alinta Co Converting Shareholders on the Buy Back Record Date.

Buy Back Record Date means the time on the Implementation Date immediately after the New Alinta Co Converting Share Register has been updated under clause 3.6(b) to record the information about the holders of those shares following the issue of the New Alinta Co Converting Shares in accordance with this Scheme.

CHESS means the Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Effective Date means the date on which the office copy of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Scheme, that earlier date.

Excluded AGL Shares means 78,904,997 AGL Shares out of the 90,904,997 AGL Shares which, at 22 June 2006, were registered in the name of, and beneficially owned by Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited).

GST has the same meaning as GST in the GST Act.

GST Act means A New Tax System (Goods & Services Tax) Act 1999 (Cth).

Implementation Date means 10 Business Days after the Effective Date and the effective date of the Alinta Scheme (which will be the same day) or such other date as agreed by AGL and Alinta.

Ineligible Overseas AGL Shareholder means a Scheme Participant whose Registered Address is in any jurisdiction other than:

(a) Australia and its external territories;

(b) New Zealand;

(c) the United States of America;

(d) Hong Kong;

(e) Japan;

(f) Singapore; or

(g) the United Kingdom;

(**Overseas AGL Shareholder**), other than an Overseas AGL Shareholder in respect of whom New Alinta Co and AGL Energy are satisfied that the laws of the Overseas AGL Shareholder's country of residence (as shown in the AGL Share Register) would permit the issue of the Scheme Consideration and AGL Energy Shares to the Overseas AGL Shareholder, either unconditionally or after compliance with conditions which New Alinta Co and AGL Energy in their sole discretion regard as acceptable and not unduly onerous.

Listing Rules means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

Merger Implementation Agreement means the agreement dated 22 June 2006 between AGL, AGL Energy, Alinta and New Alinta Co to carry into effect the Scheme.

Net Merger Value means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

New Alinta Co means Alinta Mergeco Limited ACN 119 985 590.

New Alinta Co Converting Share means a fully paid converting share in the capital of New Alinta Co.

New Alinta Co Converting Share Register means the register of New Alinta Co Converting Shareholders maintained under section 169 of the Corporations Act.

New Alinta Co Converting Shareholder means a person who is registered in the New Alinta Co Converting Share Register as the holder of New Alinta Co Converting Shares.

New Alinta Co Deed Poll means the deed poll dated 28 August 2006 executed by New Alinta Co in favour of the Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

New Alinta Co Ordinary Share means a fully paid ordinary share in the capital of New Alinta Co.

New Alinta Co Ordinary Share Register means the register of the holders of New Alinta Co Ordinary Shares maintained under section 169 of the Corporations Act.

New Alinta Co Sub means Numar Pty Limited ACN 118 926 131.

Nominee has the meaning given to that term in clause 3.5(b).

Nominee Deed Poll means the deed poll which AGL has procured or proposes to procure the Nominee to enter into in favour of Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

Official List means the official list of the ASX.

Record Date means 7:00pm on the fifth Business Day after the Effective Date, or such other date as may be agreed by AGL and Alinta.

Registered Address means, in relation to a Scheme Participant, the address of that Scheme Participant shown in the AGL Share Register on the Record Date.

Scheme means the scheme of arrangement between AGL and AGL Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Consideration means, in respect of each AGL Share:

(a) the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date; and

(b) one New Alinta Co Converting Share,

each to be allotted and issued subject to, and as provided for by, this Scheme.

Scheme Meetings means the meetings of AGL Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the Scheme being:

(a) a meeting of the holders of AGL Shares other than the holders of the Excluded AGL Shares; and

(b) a meeting of the holders of the Excluded AGL Shares.

Scheme Participant means a person registered on the AGL Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.

Scheme Share means all AGL Shares on issue at the Record Date other than the Excluded AGL Shares.

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2, Division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Transaction Implementation Deed means the deed dated 22 June 2006 between AGL, Alinta, New Alinta Co, AGL Energy and New Alinta Co Sub.

1.2 Interpretation

In this Scheme, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

This Scheme is conditional upon the satisfaction of each of the following conditions precedent:

(a) each condition precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), is satisfied or, subject to the terms of the Merger Implementation Agreement, waived or taken to have been waived;

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(b) Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Second Court Date; and

(c) the Effective Date for this Scheme occurs on the same date as the date on which an office copy of the Court order approving the Alinta Scheme, under section 411(4)(b) of the Corporations Act, is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Alinta Scheme, that earlier date.

2.2 Certificate in relation to conditions

AGL must provide to the Court on the Second Court Date a certificate which is authorised by the AGL Board and signed by at least one AGL Director (or such other evidence as the Court may request) confirming whether or not the conditions precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), have been satisfied or, subject to the terms of that agreement, waived or taken to be waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

2.3 Effective Date

This Scheme takes effect on the Effective Date.

2.4 End Date

This Scheme lapses and has no further force or effect if the Effective Date is not on or before 31 December 2006 (or such later date agreed by AGL and Alinta in writing and, if required, approved by the Court).

3. Scheme

3.1 The Scheme

(a) The Scheme Shares, together with all rights and entitlements attaching to those shares as at the Implementation Date, will, without the need for any further act by any Scheme Participant (other than acts performed by AGL or its directors as attorney or agent for Scheme Participants under clauses 3.3 and 5.1), be transferred to New Alinta Co Sub on the Implementation Date (but only after the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme) and the transfer will be deemed to be effective immediately after the time on the Implementation Date that the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme.

(b) Each Scheme Participant shall, subject to the terms of the Scheme, for each Scheme Share held by that Scheme Participant be issued with the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date.

(c) Each Scheme Participant shall, subject to the terms of the Scheme, be issued with one New Alinta Co Converting Share for each Scheme Share held by that Scheme Participant.

(d) New Alinta Co will not issue fractional New Alinta Co Ordinary Shares under the Scheme. If a Scheme Participant becomes entitled to a fraction of a New Alinta Co Ordinary Share then the number of New Alinta Co Ordinary Shares to be issued to that Scheme Participant will, subject to paragraph (e), be rounded up or down to the nearest whole number of New Alinta Co Ordinary Shares, with fractions of 0.5 rounded up to the nearest whole number of New Alinta Co Ordinary Shares.

(e) If either AGL or Alinta reasonably believes that an AGL Shareholder has manipulated its holding of AGL Shares to take advantage of the rounding up (for example by splitting one holding of AGL Shares into a number of holdings of AGL Shares) then all fractional entitlements of that AGL Shareholder will be aggregated and rounded down, in all cases, to the nearest whole number of New Alinta Co Ordinary Shares.

3.2 Buy Back of New Alinta Co Converting Shares

(a) On the Implementation Date, after AGL has registered New Alinta Co Sub as the holder of the Scheme Shares in the AGL Register under clause 3.6(c), New Alinta Co will Buy Back all the New Alinta Co Converting Shares that are held by the New Alinta Co Converting Shareholders on the Buy Back Record Date.

(b) AGL Energy must issue to each Buy Back Participant one AGL Energy Share for each New Alinta Co Converting Share that is bought back from a Buy Back Participant under the Buy Back.

3.3 Transfer of Scheme Shares

For the purpose of transferring the Scheme Shares to New Alinta Co Sub in accordance with clause 3.1(a), each Scheme Participant irrevocably appoints AGL and each AGL Director severally as its true and lawful attorney, with effect from the Effective Date with power:

(a) in the case of Scheme Shares in a CHESS Holding:

(i) to cause a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer to New Alinta Co Sub the Scheme Shares held by the Scheme Participant from the CHESS sub-register of AGL to the issuer sponsored sub-register operated by AGL notwithstanding that, at the time of such transfer, the Scheme Consideration which is due under this Scheme has not been provided to the Scheme Participants; or

(ii) to complete and sign on behalf of Scheme Participants any required form of transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares);

(b) in the case of Scheme Shares that are registered in the issuer sponsored sub-register operated by the AGL Share Registry, to complete and sign on behalf of Scheme Participants any required form for the transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares); and

(c) in the case of all Scheme Shares, to exercise all powers and rights which the Scheme Participant could lawfully exercise as the registered holder of the Scheme Shares including without limitation attending and voting at any meeting of AGL (which meeting the Scheme Participant undertakes not to otherwise attend or vote at in person or by proxy or other representative), requisitioning any meeting of AGL and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that in exercising such powers the attorney may act in the interests of New Alinta Co Sub as the intended registered holder of those shares.

3.4 Issue of Scheme Consideration

New Alinta Co must allot and issue the Scheme Consideration to the Scheme Participants in accordance with, but subject to the terms of, this Scheme on the Implementation Date.

3.5 Ineligible Overseas AGL Shareholders

(a) The right to receive Scheme Consideration in accordance with clause 3.1 will not be available to an Ineligible Overseas AGL Shareholder.

(b) The Scheme Consideration that would, but for clause 3.5(a), have been issued to an Ineligible Overseas AGL Shareholder will instead be issued to a person nominated by AGL and Alinta (**Nominee**) and the following provisions of this clause 3.5 shall apply.

(c) Where the Nominee is issued with New Alinta Co Ordinary Shares under paragraph (b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such New Alinta Co Ordinary Shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt, such a sale may be made during the period when the New Alinta Co Ordinary Shares are being quoted for trading on ASX on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such New Alinta Co Ordinary Shares, to remit the proceeds of such sale of all such New Alinta Co Ordinary Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(d) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(c)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such New Alinta Co Ordinary Shares as is equal to the proportion that the number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(e) Where AGL Energy Shares are issued to the Nominee by way of consideration for the Buy Back of New Alinta Co Converting Shares that are issued to the Nominee under clause 3.5(b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt such a sale may be made during the period when the AGL Energy Shares are being quoted for trading on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such AGL Energy Shares, to remit the proceeds of

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such sale of all such AGL Energy Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(f) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(e)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such AGL Energy Shares as is equal to the proportion that the number of the New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(g) Each Ineligible Overseas AGL Shareholder appoints AGL as its agent to receive on its behalf any financial services guide or other notices which may be given by the Nominee to Ineligible Overseas AGL Shareholders.

3.6 Registration and Holding Statements

(a) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Ordinary Shares to which they become entitled under this Scheme on either an uncertificated issuer sponsored sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co or on an uncertificated CHESS sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co, as determined by New Alinta Co in its absolute discretion, such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(b) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Converting Shares, to which they become entitled under this Scheme on the New Alinta Co Converting Share Register such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(c) On the Implementation Date, immediately after Alinta has in accordance with clause 3.5(b) of the Alinta Scheme registered New Alinta Co Sub as the holder of the Alinta Scheme Shares in the Alinta Share Register, New Alinta Co Sub must (as transferee) execute the share transfer forms (or master share transfer form) referred to in clauses 3.3(a) and 3.3(b) and must deliver that executed form or those executed forms to AGL for registration, and AGL must then immediately register New Alinta Co Sub as the holder of the Scheme Shares in the AGL Share Register.

(d) AGL Energy must register, or cause to be registered, the Buy Back Participants as the holders of the AGL Energy Shares to which they become entitled under the Buy Back on either an uncertificated issuer sponsored sub-register of AGL Energy Shares operated by AGL Energy or on an uncertificated CHESS sub-register of AGL Energy Shares operated by AGL Energy, as determined by AGL Energy in its absolute discretion, such registration to occur within 5 Business Days after the Buy Back Record Date.

(e) On, or as soon as practicable after, the Implementation Date, New Alinta Co must forward holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares to the Scheme Participants, including to the Nominee in

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respect of the Ineligible Overseas AGL Shareholders, who become entitled to those securities under this Scheme.

(f) No share certificates or holding statements are to be sent to the Scheme Participants, including the Nominee in respect of the Ineligible Overseas AGL Shareholders, for the New Alinta Co Converting Shares that are to be issued to them under the Scheme.

(g) Within 5 Business Days after the Buy Back Record Date, AGL must cause AGL Energy to forward holding statements or notices confirming the issue and allotment of the AGL Energy Shares to the Buy Back Participants who become entitled to those securities under the Buy Back.

(h) Holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares and AGL Energy Shares are to be sent respectively to the Scheme Participants (other than Ineligible Overseas AGL Shareholders) or to the Nominee (in respect of the Ineligible Overseas AGL Shareholders) as the case may be and to the Buy Back Participants by prepaid post to their Registered Address and in the case of Scheme Participants and Buy Back Participants that are joint holders of AGL Shares such holding statements or notices must be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date.

(i) Each Scheme Participant agrees for all purposes to becoming a member of New Alinta Co without the need for further act on its part and each of them agrees to be bound by the Constitution of New Alinta Co.

(j) Each Buy Back Participant agrees for all purposes to becoming a member of AGL Energy without the need for further act on its part and each of them agrees to be bound by the Constitution of AGL Energy.

4. Dealings in AGL Shares

4.1 Dealings in AGL Shares by Scheme Participants

For the purposes of establishing who is a Scheme Participant, dealings in AGL Shares will be recognised by AGL provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant AGL Shares on or before the Record Date; or

(b) in all other cases, registrable transfer or transmission applications in respect of those dealings are received at the place where the AGL Share Register is kept on or before the Record Date,

and AGL will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transfer or transmission application in respect of AGL Shares received after the Record Date.

4.2 AGL Share Register

For the purpose of determining entitlements to participate in this Scheme, AGL must maintain the AGL Share Register in accordance with the provisions of this clause 4 and the AGL Share Register in this form and the terms of this Scheme solely determine the entitlements to the Scheme Consideration.

4.3 Registration of holdings

AGL must register any registrable transfer or transmission applications received in accordance with clause 4.1(b) on or before the Record Date.

4.4 Holding statements no effect from Record Date

From the Record Date, all holding statements for Scheme Shares as at the Record Date will cease to have effect as documents of title, and each entry on the AGL Share Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Participants to the Scheme Consideration.

4.5 AGL to provide contact information for Scheme Participants

As soon as practicable after the Record Date and in any event at least 3 Business Days before the Implementation Date, AGL will give to New Alinta Co or procure that New Alinta Co be given details of the name, Registered Address and the number of AGL Shares held by each Scheme Participant, as shown in the AGL Share Register at the Record Date, in whatever form New Alinta Co reasonably requires.

4.6 Excluded AGL Shares

Alinta must ensure that Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Record Date.

5. General provisions

5.1 Appointment of agent and attorney

Each Scheme Participant without the need for any further act on their part, irrevocably appoints AGL and any of its directors as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of this Scheme;

(b) enforcing the New Alinta Co Deed Poll against New Alinta Co;

(c) enforcing the AGL Energy Deed Poll against AGL Energy;

(d) enforcing the Nominee Deed Poll against Nominee; and

(e) approving the Buy Back, including voting at any meeting of New Alinta Co convened for that purpose, consenting to that meeting being held on short notice and executing any documents necessary or desirable to give effect to the Buy Back of the New Alinta Co Converting Shares issued to them under the Scheme and undertakes not to otherwise attend or vote in person or by proxy or other representative at such meeting,

and AGL accepts such appointment. AGL, as agent of each Scheme Participant, may sub-delegate its functions under this clause 5.1 to all or any of its directors and secretaries (jointly or severally).

5.2 Enforcement of Deeds Poll

AGL undertakes in favour of each Scheme Participant that it will enforce the New Alinta Co Deed Poll against New Alinta Co, the AGL Energy Deed Poll against AGL Energy and the Nominee Deed Poll against the Nominee in each case on behalf of and as agent and attorney for the Scheme Participants.

5.3 Free of encumbrances

Each Scheme Participant is deemed to have warranted to New Alinta Co Sub and New Alinta Co that all their Scheme Shares (including any rights attaching to those shares) that are transferred to New Alinta Co Sub under this Scheme are, at the date of transfer, fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to those shares.

5.4 Instructions to AGL

All binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas AGL Shareholder) and AGL relating to Scheme Shares or a Scheme Participant's status as an AGL Shareholder (including, without limitation, any instructions relating to communications from AGL and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, New Alinta Co and AGL Energy in respect of respectively the New Alinta Co Ordinary Shares, the New Alinta Co Converting Shares and the AGL Energy Shares that are issued to the Scheme Participants under the Scheme or Buy Back until those instructions or notifications are, in each case, revoked or amended in writing addressed to, as applicable, New Alinta Co or AGL Energy (at its registered address from time to time).

5.5 Scheme Participants' consent

Each Scheme Participant:

(a) consents to AGL doing all things necessary and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme and AGL, as agent of each Scheme Participant may sub-delegate its functions under this clause 5.5(a) to any of its directors and officers, jointly and severally;

(b) acknowledges that the Scheme binds AGL and all of the AGL Shareholders from time to time (including those who do not attend the Scheme Meetings, do not vote at that meeting or vote against the Scheme); and

(c) agrees to the transfer of their AGL Shares, together with all rights and entitlements attaching to those AGL Shares as at the Implementation Date, to New Alinta Co Sub, in accordance with the Scheme.

5.6 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, AGL may, by its counsel or solicitors, and with the consent of New Alinta Co and AGL Energy, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

5.7 Dealings in New Alinta Co Converting Shares

Except for or in connection with the Buy Back Agreement that is entered into in respect of the New Alinta Co Converting Shares that are issued under the Scheme, AGL will procure that, prior to completion of the Buy Back, New Alinta Co does not accept for registration or recognise any dealings in respect of New Alinta Co Converting Shares (or any interest in such shares) and no such dealings are permitted.

6. General

6.1 Inconsistencies

To the extent of inconsistency between this Scheme and the AGL Constitution, this Scheme overrides the AGL Constitution and binds AGL and all AGL Shareholders.

6.2 Further assurance

AGL will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of this Scheme and will, on behalf of Scheme Participants, procure New Alinta Co and AGL Energy to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to New Alinta Co and AGL Energy under this Scheme and the Buy Back.

6.3 Costs

Any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme or the Buy Back Agreement will be paid as provided for in clauses 33.2 and 33.3 of the Merger Implementation Agreement. For the avoidance of doubt, the Scheme Participants do not have to pay any stamp duty, related fines or penalties which are payable on or in respect of this Scheme or any document referred to in this Scheme or the Buy Back Agreement.

6.4 GST

AGL must pay to the Scheme Participants an amount equal to any GST for which the Scheme Participants are liable on any supply by the Scheme Participants under or in connection with the Scheme, without deduction or set off of any other amount.

6.5 Governing law

This Scheme is governed by the laws of the State of New South Wales, Australia.

6.6 Official quotation of AGL Energy Shares

AGL will procure that, on or before the date that the Booklet is despatched to AGL Shareholders, AGL Energy applies to ASX for admission of AGL Energy to the official list of ASX and for AGL Energy Shares to be quoted on ASX (initially on a deferred settlement basis), in each case conditional upon the Court approving this Scheme and the Alinta Scheme pursuant to section 411(4)(b) of the Corporations Act.

6.7 Notices

Any notice or other communication to AGL in respect of this Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary

Address: 72 Christie Street, St Leonards NSW 2065

Fax no: +61 2 9921 2552;

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of AGL in accordance with clause 6.7(a); and

(d) will be regarded as received by AGL:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of AGL as provided in clause 6.7(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

6.8 Lodgement of Court Order with ASIC

AGL must lodge with ASIC an office copy of the Court order that approves this Scheme under section 411(4)(b) of the Corporations Act by 5.00pm on the second Business Day after the day on which the Court approves this Scheme.

Schedule 4

Notices of Meeting – AGL Meetings

1. Notice of Court-ordered AGL Scheme Meeting

By an order of the Federal Court of Australia made on 21 September 2006 pursuant to section 411(1) of the Corporations Act, a meeting of shareholders of The Australian Gas Light Company (**Company**) (other than Alinta Group Holdings Pty Ltd ABN 34 117 660 081) will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 10.30am.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

The purpose of the meeting is to consider and, if thought fit, to agree to an amendment to a scheme of arrangement proposed to be made between the Company and the holders of its ordinary shares in the manner described in the Supplementary Booklet accompanying this notice, and then to consider the amended scheme of arrangement.

To enable you to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet and the Supplementary Booklet of which this notice forms part. A copy of the amended scheme of arrangement is set out in Schedule 3 to the Supplementary Booklet and its purpose and effect are discussed throughout that document and the Booklet.

Terms used in this notice have the same meaning as set out in the Glossary in Section 11 of the Booklet unless provided otherwise.

(a) Business of the Meeting

Resolutions – AGL Scheme

To consider and, if thought fit, to pass the following resolutions:

1. "That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value to read as follows:

   *"**Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

   as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the **Amended Scheme**)."

2. "That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia)."

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(b) Voting

Majority required

For the resolutions to be passed, they must be approved by a majority in number of the AGL Shareholders (other than Alinta Group Holdings Pty Ltd) voting (whether in person or by proxy) at the meeting, who must together hold at least 75% of the votes cast on the resolution.

How to vote

AGL Shareholders can vote in either of two ways:

- by attending the Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend the Meeting and vote on their behalf either by:
  - using the proxy form accompanying the Booklet or the Supplementary Booklet, of which this notice forms part; or
  - recording their proxy voting instructions on the internet at www.agl.com.au. To access this facility, AGL Shareholders will need their holder identification number (HIN) or securityholder reference number (SRN), surname or company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet or the Supplementary Booklet.

  Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

AGL Shareholders are asked to arrive at the venue from 9.30am to allow for registration for the Meeting. To help facilitate registration for the Meeting, please bring the proxy form accompanying the Supplementary Booklet.

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the AGL Scheme Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- An AGL Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the AGL Shareholder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the AGL Shareholder's behalf on the poll, and the AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.

- AGL Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.

- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.

- To be effective:

  - proxy forms must be:

    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;

    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or

    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or

  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.

- The proxy form must be signed by the AGL Shareholder or the AGL Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

Important notice

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy forms appoint the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the meetings and do not want to change your instructions, the Directors encourage AGL Shareholders to lodge a new proxy for the meeting giving specific instructions for both resolutions to be considered at the meeting.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

(c) AGL Shareholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. Only those AGL Shareholders (other than Alinta Group Holdings Pty Ltd) entered on the AGL Share Register at that time will be entitled to attend and vote at the Meeting.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to a meeting of the holder of the Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.

2. Notice of Court-Ordered Excluded AGL Shareholder Meeting

By an order of the Federal Court of Australia made on 21 September 2006 pursuant to section 411(1) of the Corporations Act, a meeting of the holder of the Excluded AGL Shares of The Australian Gas Light Company (**Company**) being Alinta Group Holdings Pty Ltd ABN 34 117 660 081 will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 11.30am or as soon thereafter as the Scheme Meeting of AGL Shareholders, other than Alinta Group Holdings Pty Ltd in its capacity as holder of the Excluded AGL Shares, has concluded or been adjourned.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

The purpose of the meeting is to consider and, if thought fit, to agree to an amendment to a scheme of arrangement proposed to be made between the Company and the holders of its ordinary shares in the manner described in the Supplementary Booklet accompanying this notice, and then to consider the amended scheme of arrangement.

To enable the holder of the Excluded AGL Shares to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet and the Supplementary Booklet of which this notice forms part. A copy of the amended scheme of arrangement is set out in Schedule 3 to the Supplementary Booklet and its purpose and effect are discussed throughout that document and the Booklet.

Terms used in this notice have the same meaning as set out in the Glossary in Section 11 of the Booklet unless provided otherwise.

(a) Business of the Meeting

Resolutions – AGL Scheme

To consider and, if thought fit, to pass the following resolutions:

1. "That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value to read as follows:

   *"**Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

   as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the **Amended Scheme**)."

2. "That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia)."

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(b) Voting

Majority required

For the resolutions to be passed at this Meeting, they must be approved by a majority in number of the holders of Excluded AGL Shares (whether in person or by proxy) at the Meeting, who must together hold at least 75% of the votes cast on the resolution. As there is only one holder of Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, the resolutions must be approved by that holder.

How to vote

The holder of Excluded AGL Shares can vote in either of two ways:

- by attending the Meeting and voting by attorney or by corporate representative; or
- by appointing a proxy to attend the Meeting and vote on its behalf either by:
  - using the proxy form accompanying the Booklet or the Supplementary Booklet, of which this notice forms part; or
  - recording its proxy voting instructions on the internet at www.agl.com.au. To access this facility, the holder of Excluded AGL Shares will need its holder identification number (HIN) or securityholder reference number (SRN), company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet or the Supplementary Booklet.

  Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- The holder of the Excluded AGL Shares is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the holder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on behalf of the holder of the Excluded AGL Shares on the poll, and the Excluded AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.

- If the holder of the Excluded AGL Shares returns its proxy form(s) with a direction how to vote but does not nominate the identity of its proxy, it will be taken to have appointed the Chairman of the Meeting as its proxy to vote on its behalf. If a proxy form is returned but the nominated proxy does not attend the Meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.

- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.

- To be effective:

  - proxy forms must be:

    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;

    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or

    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or

  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.

- Any proxy form must be signed by the holder of the Excluded AGL Shares in accordance with the Corporations Act or its attorney. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

Important notice

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy forms appoint the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the meetings and do not want to change your instructions, the Directors encourage AGL Shareholders to lodge a new proxy for the meeting giving specific instructions for both resolutions to be considered at the meeting.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

(c) Entitlement to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. The holder of the Excluded AGL Shares is the only AGL Shareholder entitled to attend and vote at the Meeting and it will only be entitled to attend and vote at the Meeting if it is entered on the AGL Share Register at that time.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to the AGL Scheme Meeting which took place immediately before this Meeting are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.